City e-Solutions Limited




05007753

2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

29 April 2005

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A


RECEIVED
MAY 09 2005

Your Reference: File No. 82-3667

SUPPL

Dear Sir,

We are pleased to enclose a copy of announcement, dated 28 April 2005, for your information:

City e-Solutions Limited
- Results of the annual general meeting regarding the adoption of the share option scheme

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 29228228.

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

Yours faithfully,

Lawrence Yip
Executive Director

Enc.

File NO: 82-3667

The Standard.
28 Apr 2005 Thursday

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

RESULTS OF THE ANNUAL GENERAL MEETING REGARDING THE ADOPTION OF THE SHARE OPTION SCHEME

The Board is pleased to announce that at the annual general meeting of the Company held today, the ordinary resolution for adoption of the Share Option Scheme and termination of the 1997 Share Option Scheme was duly passed by the Shareholders.

Reference is made to the circular of City e-Solutions Limited dated 31 March 2005 (the "Circular"). Terms used in this announcement shall have the same meanings as defined in the Circular unless the context requires otherwise.

The Board is pleased to announce that at the annual general meeting of the Company held today, the ordinary resolution for adoption of the Share Option Scheme and termination of the 1997 Share Option Scheme was duly passed by the Shareholders.

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 27 April 2005

As at the date of this announcement, the Board is comprised of 11 Directors, of which 6 are executive Directors, namely, Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely, Mr. Wong Hong Ren and Hon. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.